FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

SEC
Mail Processing
Section

MAR 10 2008

Washington, DC
101

February 28, 2008

08001280

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated February 28, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

3

for D MacAulay

BARBARA O'NEILL

dlw 3/18

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

FEBRUARY 28, 2008

News Release: ***08-03***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek – Geophysical Crew to Mobilize to Cuprum Project, Molygarchy Sample Returns 0.105% Molybdenum

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the mobilization of a geophysical crew to the Cuprum copper-zinc project, located 50 kilometers northwest of Whitehorse, Yukon and the receipt of sample assays from the Molygarchy project, located 40 kilometers northeast of Whitehorse.

A total field magnetic ground geophysical survey will begin in early March, with the crew staging out of the nearby town of Whitehorse. The survey will cover the projected closure of the two 500-meter striking limbs of the previously discovered Wishbone anomaly. The Wishbone anomaly is a large linear, weak to moderately magnetic causative body that is locally coincident and along strike with the known mineralized magnetic skarn system. The skarn is exposed in discontinuous outcrop for a strike length in excess of 700 meters. Much of the anomaly occurs in areas of shallow glacial overburden.

The road accessible, 600 hectare, Cuprum property hosts a mineralized magnetite skarn exposed along strike for 760 meters in discontinuous outcrop with widths of 9 to 30 meters. Grab samples of the mineralized skarn have returned values indicative of local high-grade mineralization including 7.5% copper, 2.2% zinc, and 123 grams/tonne silver. Geochemical soil samples collected over the east limb of the magnetic anomaly returned prospective assays of 44 to 201 parts per million (ppm) copper, 204 to 1,275 ppm zinc, 10 to 331 ppm lead, and 0.2 to 1.2 ppm silver.

The Company has also received assay results for samples collected during the late November due diligence visit on the Molygarchy property. Three grab samples from outcrop were collected along the exposed 50 meter long main showing with the results shown in Table 1.

Table 1. Molygarchy Sample Results

Sample	Molybdenum %	Copper %	Silver grams/tonne
A	0.105	0.066	0.3
B	0.044	0.024	0.5
C	0.020	0.004	0.2

Manson Creek is strongly encouraged by these initial results and is currently planning an ambitious program for 2008. Exploration work will include geological mapping, prospecting and geophysical surveying that will delineate the open-ended mineralized trend. Once the surface work is complete, the Company intends to drill a number of holes to test the mineralization at depth.

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive. Sampling conducted at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% molybdenum (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo.

The due diligence samples were assayed by ICP methods at Eco Tech Laboratories of Kamloops.

Corporate

Manson Creek cordially invites you to join Regan Chernish, President and CEO at the 2008 PDAC International Convention – Booth 2631 to learn more about Manson Creek and its six exploration projects. During this event, Manson Creek invites all investors, brokers, fund managers and investment clubs to take this opportunity to meet with Company personnel to discuss upcoming exploration activities.

Location and Times:

Booth 2631

South Building of the Metro Toronto Convention Centre, 222 Bremner Blvd., Toronto, ON

Exhibit Hours Sunday, March 2, 2008 10:00 am to 5:30 pm
Monday, March 3, 2008 10:00 am to 5:30 pm
Tuesday, March 4, 2008 10:00 am to 5:30 pm
Wednesday, March 5, 2008 9:00 am to 12 noon

For more information visit www.pdac.ca or email inquiries@manson.ca

Manson Creek is a mineral exploration company with a focus on acquiring and advancing early stage gold, silver, base metal, and uranium projects located in western Canada.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **FEBRUARY 28, 2008**

News Release: ***08-03*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek – Geophysical Crew to Mobilize to Cuprum Project, Molygarchy Sample Returns 0.105% Molybdenum

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the mobilization of a geophysical crew to the Cuprum copper-zinc project, located 50 kilometers northwest of Whitehorse, Yukon and the receipt of sample assays from the Molygarchy project, located 40 kilometers northeast of Whitehorse.

A total field magnetic ground geophysical survey will begin in early March, with the crew staging out of the nearby town of Whitehorse. The survey will cover the projected closure of the two 500-meter striking limbs of the previously discovered Wishbone anomaly. The Wishbone anomaly is a large linear, weak to moderately magnetic causative body that is locally coincident and along strike with the known mineralized magnetic skarn system. The skarn is exposed in discontinuous outcrop for a strike length in excess of 700 meters. Much of the anomaly occurs in areas of shallow glacial overburden.

The road accessible, 600 hectare, Cuprum property hosts a mineralized magnetite skarn exposed along strike for 760 meters in discontinuous outcrop with widths of 9 to 30 meters. Grab samples of the mineralized skarn have returned values indicative of local high-grade mineralization including 7.5% copper, 2.2% zinc, and 123 grams/tonne silver. Geochemical soil samples collected over the east limb of the magnetic anomaly returned prospective assays of 44 to 201 parts per million (ppm) copper, 204 to 1,275 ppm zinc, 10 to 331 ppm lead, and 0.2 to 1.2 ppm silver.

The Company has also received assay results for samples collected during the late November due diligence visit on the Molygarchy property. Three grab samples from outcrop were collected along the exposed 50 meter long main showing with the results shown in Table 1.

Table 1. Molygarchy Sample Results

Sample	Molybdenum %	Copper %	Silver grams/tonne
A	0.105	0.066	0.3
B	0.044	0.024	0.5
C	0.020	0.004	0.2

Manson Creek is strongly encouraged by these initial results and is currently planning an ambitious program for 2008. Exploration work will include geological mapping, prospecting and geophysical surveying that will delineate the open-ended mineralized trend. Once the surface work is complete, the Company intends to drill a number of holes to test the mineralization at depth.

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive. Sampling conducted at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% molybdenum (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo.

The due diligence samples were assayed by ICP methods at Eco Tech Laboratories of Kamloops.

Corporate

Manson Creek cordially invites you to join Regan Chernish, President and CEO at the 2008 PDAC International Convention – Booth 2631 to learn more about Manson Creek and its six exploration projects. During this event, Manson Creek invites all investors, brokers, fund managers and investment clubs to take this opportunity to meet with Company personnel to discuss upcoming exploration activities.

Location and Times:

Booth 2631

South Building of the Metro Toronto Convention Centre, 222 Bremner Blvd., Toronto, ON

Exhibit Hours Sunday, March 2, 2008 10:00 am to 5:30 pm
Monday, March 3, 2008 10:00 am to 5:30 pm
Tuesday, March 4, 2008 10:00 am to 5:30 pm
Wednesday, March 5, 2008 9:00 am to 12 noon

For more information visit www.pdac.ca or email inquiries@manson.ca

Manson Creek is a mineral exploration company with a focus on acquiring and advancing early stage gold, silver, base metal, and uranium projects located in western Canada.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **FEBRUARY 28, 2008**

News Release: ***08-03*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek – Geophysical Crew to Mobilize to Cuprum Project, Molygarchy Sample Returns 0.105% Molybdenum

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the mobilization of a geophysical crew to the Cuprum copper-zinc project, located 50 kilometers northwest of Whitehorse, Yukon and the receipt of sample assays from the Molygarchy project, located 40 kilometers northeast of Whitehorse.

A total field magnetic ground geophysical survey will begin in early March, with the crew staging out of the nearby town of Whitehorse. The survey will cover the projected closure of the two 500-meter striking limbs of the previously discovered Wishbone anomaly. The Wishbone anomaly is a large linear, weak to moderately magnetic causative body that is locally coincident and along strike with the known mineralized magnetic skarn system. The skarn is exposed in discontinuous outcrop for a strike length in excess of 700 meters. Much of the anomaly occurs in areas of shallow glacial overburden.

The road accessible, 600 hectare, Cuprum property hosts a mineralized magnetite skarn exposed along strike for 760 meters in discontinuous outcrop with widths of 9 to 30 meters. Grab samples of the mineralized skarn have returned values indicative of local high-grade mineralization including 7.5% copper, 2.2% zinc, and 123 grams/tonne silver. Geochemical soil samples collected over the east limb of the magnetic anomaly returned prospective assays of 44 to 201 parts per million (ppm) copper, 204 to 1,275 ppm zinc, 10 to 331 ppm lead, and 0.2 to 1.2 ppm silver.

The Company has also received assay results for samples collected during the late November due diligence visit on the Molygarchy property. Three grab samples from outcrop were collected along the exposed 50 meter long main showing with the results shown in Table 1.

Table 1. Molygarchy Sample Results

Sample	Molybdenum %	Copper %	Silver grams/tonne
A	0.105	0.066	0.3
B	0.044	0.024	0.5
C	0.020	0.004	0.2

Manson Creek is strongly encouraged by these initial results and is currently planning an ambitious program for 2008. Exploration work will include geological mapping, prospecting and geophysical surveying that will delineate the open-ended mineralized trend. Once the surface work is complete, the Company intends to drill a number of holes to test the mineralization at depth.

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive. Sampling conducted at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% molybdenum (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo.

The due diligence samples were assayed by ICP methods at Eco Tech Laboratories of Kamloops.

Corporate

Manson Creek cordially invites you to join Regan Chernish, President and CEO at the 2008 PDAC International Convention – Booth 2631 to learn more about Manson Creek and its six exploration projects. During this event, Manson Creek invites all investors, brokers, fund managers and investment clubs to take this opportunity to meet with Company personnel to discuss upcoming exploration activities.

Location and Times:

Booth 2631

South Building of the Metro Toronto Convention Centre, 222 Bremner Blvd., Toronto, ON

Exhibit Hours Sunday, March 2, 2008 10:00 am to 5:30 pm
Monday, March 3, 2008 10:00 am to 5:30 pm
Tuesday, March 4, 2008 10:00 am to 5:30 pm
Wednesday, March 5, 2008 9:00 am to 12 noon

For more information visit www.pdac.ca or email inquiries@manson.ca

Manson Creek is a mineral exploration company with a focus on acquiring and advancing early stage gold, silver, base metal, and uranium projects located in western Canada.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

END

END